SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)*
Hickok Incorporated
(Name of Issuer)

Class A Common Shares, no par value
(Title of Class of Securities)

428839 10 4
(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
6 East 43rd Street, 23rd Floor
New York, New York 10017
(212) 986-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 22 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 428839 10 4	Page 2 of 22 Pages

1.	Names of Reporting Persons.
Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 5,500
Shares
Beneficially	8.	Shared Voting Power: 126,339
Owned by
Each	9.	Sole Dispositive Power: 5,500
Reporting
Person With	10.	Shared Dispositive Power: 126,339

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
131,839

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
11.3%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 428839 10 4	Page 3 of 22 Pages

1.	Names of Reporting Persons.
Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 104,339
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 104,339

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
104,339

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
9.0%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 428839 10 4	Page 4 of 22 Pages

1.	Names of Reporting Persons.
Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 104,339
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 104,339

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
104,339

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
9.0%

14.	Type of Reporting Person (See Instructions)
IA

Schedule 13D
CUSIP No. 428839 10 4	Page 5 of 22 Pages

1.	Names of Reporting Persons.
Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 91,649
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 91,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
91,649

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
7.9%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 428839 10 4	Page 6 of 22 Pages

1.	Names of Reporting Persons.
Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 91,649
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 91,649

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
91,649

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
7.9%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 428839 10 4	Page 7 of 22 Pages

1.	Names of Reporting Persons.
The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 58,351
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 58,351

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
58,351

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
5.0%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 428839 10 4	Page 8 of 22 Pages

1.	Names of Reporting Persons.
Ravenswood Investment III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 33,298
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 33,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
33,298

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
2.9%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 428839 10 4	Page 9 of 22 Pages

1.	Names of Reporting Persons.
R.N.P. Company G.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 22,000
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 22,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
22,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.9%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 428839 10 4	Page 10 of 22 Pages

1.	Names of Reporting Persons.
Harriet M. Reilly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 22,000
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 22,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
22,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.9%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 428839 10 4	Page 11 of 22 Pages

1.	Names of Reporting Persons.
Joseph E. Reilly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 22,000
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 22,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
22,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.9%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 428839 10 4	Page 12 of 22 Pages

1.	Names of Reporting Persons.
Patrick J. Reilly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 22,000
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 22,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
22,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.9%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 428839 10 4	Page 13 of 22 Pages

1.	Names of Reporting Persons.
Catherine Savvas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 22,000
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 22,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
22,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.9%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 428839 10 4	Page 14 of 22 Pages

1.	Names of Reporting Persons.
Nancy Seklir

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 22,000
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 22,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
22,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.9%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 428839 10 4	Page 15 of 22 Pages

1.	Names of Reporting Persons.
PELK Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 22,000
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 22,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
22,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.9%

14.	Type of Reporting Person (See Instructions)
PN, HC

Schedule 13D
CUSIP No. 428839 10 4	Page 16 of 22 Pages

1.	Names of Reporting Persons.
Kenneth M. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 22,000
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 22,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
22,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.9%

14.	Type of Reporting Person (See Instructions)
PN, HC

Schedule 13D
CUSIP No. 428839 10 4	Page 17 of 22 Pages

This Statement on Schedule 13D Amendment No. 4 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement on Schedule 13D relating to shares of Class A Common Shares, no par value (the "Common Shares"), of Hickok Incorporated (the "Issuer") filed on December 26, 2006 with the Commission as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3 thereto, filed on February 23, 2007, February 14, 2008 and March 5, 2008, respectively, with the Commission (as so amended, the "Amended Statement"), as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 2.	Identity and Background

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

(a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company Advisors, LLC (Robotti Advisors"), Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), Ravenswood Investments III, L.P. ("RI,"), R.N.P. Company G.P. ("RNP"), Harriet M. Reilly, Joseph E. Reilly, Patrick J. Reilly, Catherine Savvas, Nancy Seklir, PELK Company ("PELK"), and Kenneth M. Wasiak (Kenneth M. Wasiak and together with Robotti, ROBT, Robotti Advisors, Kenneth R. Wasiak, RMC, RIC, RI, RNP, Harriet M. Reilly, Joseph E. Reilly, Patrick J. Reilly, Catherine Savvas, Nancy Seklir, and PELK the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti Advisors.  Robotti Advisors, a New York corporation, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Kenneth R. Wasiak, is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Grassi & Co.  Each of Messrs. Robotti and Kenneth R. Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC, a Delaware limited partnership, and RI, a New York limited partnership, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

Harriet M. Reilly, Patrick J. Reilly, Catherine Savvas, and Nancy Seklir are United States citizens and are all retired.  Joseph E. Reilly is a United States citizen whose principal occupation is serving as a registered representative of Robotti & Company, LLC, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended.  PELK, a New York General Partnership, along with Mr. Robotti, Harriet M. Reilly, Joseph E. Reilly, Patrick J. Reilly, Catherine Savvas, and Nancy Seklir, are general partners in RNP, a New York General Partnership.  Kenneth M. Wasiak, the managing partner of PELK, is a United States citizen whose principal occupation is serving as the Operations Manager of Robotti & Company, LLC.

Mr. Robotti's, Harriet M. Reilly's, Joseph E. Reilly's, Patrick J. Reilly's, Catherine Savvas's, Nancy Seklir's, and Kenneth M. Wasiak's business address is 6 East 43rd Street, 23rd Floor, New York, New York 10017.  Kenneth R. Wasiak's business address and the address of RIC's, RI's, RMC's, RNP’s, and PELK's principal office is 104 Gloucester Road, Massapequa, New York 11758.

(d) and (e).  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule 13D
CUSIP No. 428839 10 4	Page 18 of 22 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

All of the Common Shares held by Mr. Robotti were acquired as a distribution from an unaffiliated investment fund.

The aggregate purchase price of the 12,690 Common Shares held by Robotti Advisors is $13,559.00 (including brokerage fees and expenses).  All of the shares of Common Shares beneficially held by Robotti Advisors were paid for using the personal funds of its advisory clients.

The aggregate purchase price of the 58,351 Common Shares held by RIC is $530,679.92 (including brokerage fees and expenses).  All of the Common Shares held by RIC were paid for using its working capital.

The aggregate purchase price of the 33,298 Common Shares held by RI is $304,305.65 (including brokerage fees and expenses).  All of the Common Shares held by RI were paid for using its working capital.

All of the Common Shares held by RNP were acquired as a distribution from an unaffiliated investment fund.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of March 12, 2014, the aggregate number of Common Shares and percentage of the outstanding Common Shares of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(5)	131,839	5,500	126,339	11.33%
ROBT(1)(2)(3)(4)	104,339	0	104,339	8.97%
Robotti Advisors(1)(2)(3)(4)	104,339	0	104,339	8.97%
Kenneth R. Wasiak (1)(3)(4)	91,649	0	91,649	7.88%
RMC (1)(3)(4)	91,649	0	91,649	7.88%
RIC (1)(3)	58,351	0	58,351	5.02%
RI (1)(4)	33,298	0	33,298	2.86%
RNP (1)(5)	22,000	0	22,000	1.89%
Harriet Reilly (1)(5)	22,000	0	22,000	1.89%
Joseph E. Reilly (1)(5)	22,000	0	22,000	1.89%
Patrick Reilly (1)(5)	22,000	0	22,000	1.89%
Catherine Savvas (1)(5)	22,000	0	22,000	1.89%
Nancy Seklir (1)(5)	22,000	0	22,000	1.89%
PELK (1)(5)	22,000	0	22,000	1.89%
Kenneth M. Wasiak (1)(5)	22,000	0	22,000	1.89%

Schedule 13D
CUSIP No. 428839 10 4	Page 19 of 22 Pages

* Based on 1,163,349 Class A Common Shares, no par value, outstanding as of February 7, 2014, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended December 31, 2013.
(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person, except to the extent of any pecuniary interest therein.
(2) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 104,339 Common Shares owned by the advisory clients of Robotti Advisors.
(3) Each of Messrs. Robotti and Kenneth R. Wasiak, RMC and Robotti Advisors share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 58,351 Common Shares owned by RIC.
(4) Each of Messrs. Robotti and Kenneth R. Wasiak, RMC and Robotti Advisors share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 33,229 Common Shares owned by RI.
(5) Each of Mr. Robotti, Harriet M. Reilly, Joseph E. Reilly, Patrick J. Reilly, Catherine Savvas, Nancy Seklir, PELK, and Kenneth M. Wasiak share with RNP the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 22,000 Common Shares owned by RNP.

(c) Since the most recent filing of this Schedule 13D by the Reporting Persons, there were no purchases or sales in the Issuer's Common Shares.  On January 11, 2011, Mr. Robotti and RNP acquired 5,500 Common Shares and 22,000 Shares, respectively, as a distribution from an unaffiliated investment fund.

(d) No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby amended and  restated to read as follows:

Each of the Reporting Persons is a party to a Second Amended and Restated Joint Filing Agreement dated as of March 12, 2014 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 3 and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

The following documents is filed herewith or have been previously filed:

1.                    Joint Filing Agreement dated as of December 26, 2006 by and among Robert E. Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., and The Ravenswood Investment Company, L.P.

2.                    Amended and Restated Joint Filing Agreement dated as of February 14, 2008 by and among Robert E. Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

3.                    Second Amended and Restated Joint Filing Agreement dated as of March 12, 2014 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., R.N.P. Company, G.P., Harriet M. Reilly, Joseph E. Reilly, Patrick J. Reilly, Catherine Savvas, Nancy Seklir, PELK Company, and Kenneth M. Wasiak.

Schedule 13D
CUSIP No. 428839 10 4	Page 20 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 12, 2014

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti		/s/ Kenneth R. Wasiak
	Name: Robert E. Robotti		Kenneth R. Wasiak
Title: President and Treasurer

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.
	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member
Its General Partner

R.N.P. Company, G.P.

By:	/s/ Robert E. Robotti		/s/ Robert E. Robotti
	Name: Robert E. Robotti		Robert E. Robotti
	Title: Managing Member		General Partner

	/s/ Harriet M. Reilly		/s/ Joseph E. Reilly
	Harriet M. Reilly		Joseph E. Reilly

	/s/ Patrick J. Reilly		/s/ Catherine Savvas
	Patrick J. Reilly		Catherine Savvas

Schedule 13D
CUSIP No. 428839 10 4	Page 21 of 22 Pages

SIGNATURE (continued)

/s/ Nancy Seklir	PELK Company
Nancy Seklir

/s/ Kenneth M. Wasiak	By:	/s/ Kenneth M. Wasiak
Kenneth M. Wasiak		Name: Kenneth M. Wasiak
Title: Managing Partner

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Schedule 13D
CUSIP No. 428839 10 4	Page 22of 22 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	6 East 43rd Street, 23rd Floor, New York, NY 10017

Name:	Nancy Seklir
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	c/o Robotti & Company, Incorporated
6 East 43rd Street, 23rd Floor, New York, NY 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Grassi & Co.
Business Address:	104 Gloucester Road, Massapequa, New York 11758

Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship	U.S.A.
Principle Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
Business Address:	6 East 43rd Street, 23rd Floor, New York, NY 10017

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